DIRECT DIAL (212) 735-2438 DIRECT FAX (917) 777-2438 EMAIL ADDRESS Howard.ellin@SKADDEN.COM	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 4 TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com September 25, 2019

FIRM/AFFILIATE

OFFICES

—————-

BOSTON

CHICAGO

HOUSTON

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

—————-

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIA EDGAR

Irene Barberena-Meissner

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp.
Registration Statement on Form S-4
Filed September 12, 2019
File No. 333-233098

Dear Ms. Barberena-Meissner:

On behalf of Social Capital Hedosophia Holdings Corp. (the “Company,” “we” or “our”), we have filed today Amendment No. 2 to the above Registration Statement on Form S-4 (the “Amended Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated September 23, 2019, concerning the above Registration Statement on Form S-4 filed on September 12, 2019.

The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement.

U.S. Securities and Exchange Commission

September 25, 2019

Projected Financial Information, page 128

1.

We note your response to our prior comment 5. As SCH management based its valuation of the VG Companies on an analysis of the aggregate potential cash flows to be generated by the “Virgin Galactic” business, as projected by VG management, please revise to disclose these cash flow projections.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the term “aggregate potential cash flows,” as referenced in the disclosure and as it relates to SCH management’s evaluation of the VG Companies, was used to refer to SCH management’s comparison of projected EBITDA to projected capital expenditures, each as provided by VG Management and as disclosed on page 129 of the Amended Registration Statement. Other than this metric, there were no other material projections of cash flow used in evaluating the VG Companies. In response to the Staff’s comment, the Company has revised its disclosure on pages 114 and 115.

*    *    *

Please contact me at (212) 735-2438 should you require further information.

Very truly yours, /s/ Howard Ellin Howard Ellin

cc:	Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp.

cc:	James Cahillane
Virgin Group

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Shayne Kennedy and Justin G. Hamill
Latham & Watkins LLP